                                                                                                March 1, 2010

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:       The American Independence Funds Trust
            SEC File Numbers: 811-21757; 333-124214 – Response to comments on 485A  filing submission number 0001324443-09-000090.

Dear Mr. O’Connell:

This letter provides you with our responses to comments you provided on February 17, 2009 to the 485A filed on December 31, 2009, with respect to the American Independence Funds to update the Prospectus and to include Summary Prospectuses for the Funds.

Below, please find the response to each comment provided. Included with this correspondence letter is a copy of a clean and black-line version for your review. Please note that the page numbers correlate with the numbers on the black-line version.

COMMENTS

On the cover page remove the asterisk after the Class C heading and footnote #1.  Also remove the last paragraph on the cover page.

RESPONSE

Deletions have been made.

COMMENTS ON STOCK FUND

On page 2 if applicable, in the first paragraph under Fees and Expenses of the Fund at the end of the last sentence add that information is also available in SAI.

RESPONSE

Information regarding sales charge discounts is not included in the SAI. Therefore, change was not made.

COMMENT

On page 2 delete second paragraph in the Fees and Expenses section.

RESPONSE

Deletion has been made.  Change has also been made for the International Equity Fund on page 8, Short-Term Bond Fund on page 15, Intermediate Bond Fund on page 22, Kansas Tax-Exempt Bond Fund on page 29, International Bond Fund on page 35, U.S. Inflation-Indexed Fund on page 42 and Fusion Fund on page 49.

COMMENT

On page 2 in the fees and expenses chart –

Delete footnote #1 and asterisk under Class A column. Move to the back of prospectus.

RESPONSE

Revision has been made.

COMMENT

On page 2 on the line Distribution (12b-1) and Service Fees, please change wording to read “Distribution and Service (12b-1) Fees”.

RESPONSE

Revision has been made. Change has also been made for the International Equity Fund on page 8, Short-Term Bond Fund on page 15, Intermediate Bond Fund on page 22, Kansas Tax-Exempt Bond Fund on page 29, International Bond Fund on page 35, U.S. Inflation-Indexed Fund on page 42 and Fusion Fund on page 49

COMMENT

On page 2 change Net Expenses to “Net Annual Fund Operating Expenses After Fee Waivers and Expense reimbursements. Also delete footnotes 1, 3, 4 and 5. Also confirm that Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year restated.

RESPONSE

Changes have been made and it has been confirmed that Other Expenses and Acquired Fund Fees and Expenses are based on historical fees for the fiscal year ended October 31, 2009. Conforming changes have also been made for the International Equity Fund on pages 8-9, Short-Term Bond Fund on pages 15-16, Intermediate Bond Fund on pages 22-23, Kansas Tax-Exempt Bond Fund on pages 29-30, International Bond Fund on pages 35-36, U.S. Inflation-Indexed Fund on pages 42-43 and Fusion Fund on pages 49-50.

COMMENT

On page 3, in footnote 6 consolidate the language and check the total annual operating expenses, they do not match Fee Table. It should also be noted that the expense limitations may be terminated only by the approval of the Board of Trustees.

RESPONSE

Requested changes have been made for the Stock Fund.  All other total annual operating expenses for the other funds have been checked and corrected where necessary.  See International Equity Fund on page 9, Intermediate Bond Fund on page 22,  International Bond Fund on page 36, U.S. Inflation-Indexed Fund on page 43 and Fusion Fund on page 50. A sentence indicating that the expense limitations may be terminated only by the approval of the Board of Trustees has been added for each fund.

COMMENT

On page 3 under the heading Example, wording should be changed to reflect instructions contained in Section 3 of the N1-A instructions.

RESPONSE

The language has been amended in the Example section for the Stock Fund on page 3, International Equity Fund on page 9, Short-Term Bond Fund on page 16, Intermediate Bond Fund on page 26, Kansas Tax-Exempt Bond Fund on page 30, International Bond Fund on page 36, U.S. Inflation-Indexed Fund on page 43 and Fusion Fund on page 50.

COMMENT

On page 3 under portfolio turnover the last sentence should be changed to read - During the most recent fiscal year the Stock Fund’s portfolio turnover rate was 242% of the average value of its portfolio. The sentence has also been changed with the appropriate turnover rate for the International Equity Fund on page 9, Short-Term Bond Fund on page 16, Intermediate Bond Fund on page 26, Kansas Tax-Exempt Bond Fund on page 30, International Bond Fund on page 36, U.S. Inflation-Indexed Fund on page 43 and Fusion Fund on page 50

RESPONSE

Sentence has been amended for the Stock Fund on page 3, International Equity Fund on page 9, Short-Term Bond Fund on page 16, Intermediate Bond Fund on page 23, Kansas Tax-Exempt Bond Fund on page 30, International Bond Fund on page 36, U.S. Inflation-Indexed Fund on page 43 and Fusion Fund on page 50.

COMMENT

Page 3 under principal strategies expand on the principal strategy of the Fund. Also indicate if the Fund will invest in small- and mid-cap sized companies.

RESPONSE

Additional disclosure has been added regarding the Fund’s strategy.

COMMENT

Under the heading Principal Risks, remove the sentence stating that the fund is diversified.

 RESPONSE

Change has been made.

COMMENT

On page 4 under Principal Risks change the 8th paragraph to state “You could lose money by investing in the Fund.”

RESPONSE

Change has been made on page 8 as well as for the International Equity Fund on page 11, Short-Term Bond Fund on page 18, Intermediate Bond Fund on page 25, Kansas Tax-Exempt Bond Fund on page 31, International Bond Fund on page 38, U.S. Inflation-Indexed Fund on page 45 and Fusion Fund on page 52.

COMMENT

On page 4 under Past Performance in the first paragraph do not discuss prior benchmark only the current benchmark. Under the same heading on page 5 condense the section. Delete the first full 2nd and 3rd paragraphs.  Delete the last sentence of the 4th paragraph of this section.

RESPONSE

Changes have been made.

COMMENT

The Bar Chart should state that it does not include loads and performance would be lower if they were reflected. Also include sentence stating that more recent performance is available on the website or by calling the toll free number.

Under the chart for Average Annual Total Returns, make footnote 1 part of the text not a footnote.

Footnote 3 should state that the chart reflects no deductions for fees expenses or taxes.

RESPONSE

The Bar Chart has been reconfigured to reflect your comments for the Stock Fund on page 5, International Equity Fund on page 12, Short-Term Bond Fund on page 19, Intermediate Bond Fund on page 26, Kansas Tax-Exempt Bond Fund on page 32, International Bond Fund on page 39 and U.S. Inflation-Indexed Fund on page 45.

COMMENT

On Page 6, delete the paragraph beginning “For additional information about the Adviser….

RESPONSE

Change has been made for the Stock Fund on page 6, International Equity Fund on page 13, Short-Term Bond Fund on page 20, Intermediate Bond Fund on page 27, Kansas Tax-Exempt Bond Fund on page 33, International Bond Fund on page 40, U.S. Inflation-Indexed Fund on page 47 and Fusion Fund on page 52.

 COMMENT

The bullet points on How to purchase shares and How to redeem shares should be condensed into one section.

RESPONSE

Change has been made for the Stock Fund on page 6, International Equity Fund on page 13, Short-Term Bond Fund on page 20, Intermediate Bond Fund on page 27, Kansas Tax-Exempt Bond Fund on page 34, International Bond Fund on page 40, U.S. Inflation-Indexed Fund on page 47 and Fusion Fund on page 53.

COMMENT

The sentence stating that the fund may not be available in all states should be moved to the back of the prospectus. The following sentence starting with Orders received… should also be moved to the back of the prospectus.

RESPONSE

These sentences for each Fund have been deleted and moved to page 69 of the prospectus.

COMMENTS INTERNATIONAL EQUITY FUND

On page 8 Under Investment Objectives/Goals move the second sentence to the strategy section.

Under the heading Fees and Expenses of the Fund delete the last two sentences of the first paragraph.

RESPONSE

Changes have been made.

COMMENT

On page 8 under Annual Fund Operating Expenses delete footnote 2.

Check numbers in footnote 5. Do not match chart.

RESPONSE

Footnote 2 has been deleted and numbers in footnote 5 have been confirmed.

COMMENT SHORT TERM BOND FUND

Under Principal Strategies in the first bullet point define high quality debt securities.

Same section the third bullet point should read “Maintain an average dollar weighted maturity between 1 and 3 years.

Please address the Fund’s equity style.

In the main part of the prospectus give an example of duration.

Under the Section Main types of securities the Fund may hold, list the types of derivatives.

RESPONSE

Under Principal Strategies in the first bullet point high quality debt securities has been defined.

Same section the third bullet point has been changed to read “Maintain an average dollar weighted maturity between 1 and 3 years.

A caret stating that the Fund will invest in both value and growth securities.  This is otherwise known as “core” has been added.

In the main part of the prospectus give an example of duration. Example is included on page 57 of the prospectus. Under the Section Main types of securities the Fund may hold, a listing of the types of derivatives has been included.

COMMENT

On page 20  under the heading Investment Adviser delete the second sentence. Can be moved to back of prospectus

RESPONSE

This has been moved to back of prospectus.

COMMENT

On page 20 under Sub-Adviser delete the UK and Singapore affiliates of FFTW.

RESPONSE

Change has been made. See page 61 of prospectus.

COMMENTS INTERMEDIATE BOND FUND

Under the heading Investment Objectives/Goals – remove second sentence.

Match the net expenses to the footnote.

RESPONSE

Changes have been made.

COMMENT

On page 24 under main types of securities the fund may hold, list types of derivatives the Fund will use.

RESPONSE

Types of derivatives the fund may hold have been added.

COMMENTS ON KANSAS TAX-EXEMPT BOND FUND

On page 31 under State Specific Risk add another sentence regarding Kansas risk.

RESPONSE

Additional disclosure has been added.

COMMENT

On page 32 under the Average Annual Total Returns chart, after footnote 1 add that it is also available on website.

RESPONSE

Language has been changed to include the website as well as the toll free number to obtain the Fund’s 30-day yield.

COMMENTS ON INTERNATIONAL BOND FUND

On page 36 under the heading Principal Strategies first caret should read “At least 80% of the Fund’s…

The first bullet should state that “At least 65% of its net assets in foreign bonds.”

Under same section under the last caret please clarify the rating and discuss maturity

RESPONSE

Changes have been made and additional disclosure has been added to clarify the rating and to discuss maturity.

COMMENT

On page 37 under the heading Foreign Securities Risk, delete the first part of the sentence that states - To the extent the Fund invests in depositary receipts.  Start the sentence with “Such investments …

RESPONSE

Change has been made.

COMMENTS ON US INFLATION-INDEXED FUND

On page 43 Footnote 6 - Change the date the waiver expires to March 1, 2013.

Recalculate the example chart.

RESPONSE

Changes have been made.

COMMENTS ON FUSION FUND

On page 50 in footnote 5 indicate how long the waiver will be in effect.

RESPONSE

Disclosure has been added.

COMMENT

On page 50 please explain the first bullet point that states “Up to 150% net long and 50% net short” in more detail.

RESPONSE

Additional language has been added for clarification.

COMMENT

On page 50 under Main types of securities the Fund may hold, list types of derivatives.

RESPONSE

The types of derivatives the Fund may hold has been revised.

COMMENT

On page 72 under the heading Determining when your order will be processed.  Change first sentence to read You can place an order to buy or sell shares at any time at the next determined NAV and time at which NAV is determined.

RESPONSE

Change has been made.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact the undersigned at (646) 747-3477 should you have any questions regarding this letter.

                                                                                                                                                                                                                                                Sincerely,

                                                                                                /s/ Eric M. Rubin

                                                                                                Eric M. Rubin